Offering Statement for
Clarity Consulting Corporation
("Clarity Consulting Corporation," "we," "our," or the "Company")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Clarity Consulting Corporation

   3431 Rayford Rd
   Box 200-119
   Spring, TX 77386

Eligibility

2. **The following are true for Clarity Consulting Corporation:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Steve Neiers

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/13/2021	Present	Clarity Consulting Corporation	CEO
01/01/2021	Present	SafeNei, LLC	President

   Steve Neiers is currently the Chief Executive Officer for Clarity Consulting Corporation, a young company offering retroactive cybersecurity assurance for industrial control systems. Previously, he spent 33 years with Chevron, one of the largest integrated energy companies in the world. His last role with Chevron was as Chief Information Security Officer (CISO) where for 8 years he was accountable for the development and maturation of Chevron's information risk and cyber security efforts across all business enterprise systems and industrial control systems. In addition to his extensive background in geophysics, information technology, operational technology, information risk management and cybersecurity, Steve was a founding board member of the Oil & Natural Gas Information Sharing and Analysis Center (ONG-ISAC), is currently an Advisor for Cylitic Security, and is an Advisor for the College of Science and Engineering at Houston Christian University. LinkedIn:https://www.linkedin.com/in/steve-n-ab670bb/

Name
Brian Desilets

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2018	Present	Clarity Consulting Corporation	Chief Financial Officer

Brian Desilets is the Chief Financial Officer of Clarity Consulting Corporation. Brian has 20 years of managerial, organizational, financial, and accounting experience with 15 years of experience in governmental accounting. Brian has excelled at turning around under-performing companies on short deadlines with marginal spare capital, while reworking their business models as needed and implementing tight financial controls to prevent a repeat of the conditions which caused the downturn in the first place. Brian is currently a Director of the Board of Clarity Consulting. LinkedIn:https://www.linkedin.com/in/brian-desilets-793b381ba/

Name
Robert Yrshus

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2016	Present	Network 1 Financial Advisors, Inc	Registered Investment Advisor Representative
10/01/2004	Present	BOTIMOR CAPITAL LLC	Managing Member
06/01/2023	Present	Vital Point Technologies	Executive Chairman
06/01/2019	Present	Clarity Consulting Corporation	Director

Bob Yrshus is a Registered Investment Advisor Representative with Network 1 Financial Advisors, a licensed Insurance Agent and Managing Member of BOTIMOR CAPITAL LLC - Business Consulting. He recently was appointed Executive Chairman for a newly formed Houston based Company, Vital Point Technologies Inc., an Alternative Healthcare focused Acquisition Company. Currently a Director of the Board of Clarity Consulting and a Board Member of Houston based Waypoint 2 Space Inc., Bob's past experience includes the Securities Industry for 35 years and as a Principle of a Houston based Broker/Dealer for the last 24. Board member of numerous startup ventures financed through BD. Additionally he is currently a member of a Houston based group called GEM, Global Energy Mentors.

Name
Kurt Nauck

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/1984	Present	Nauck Enterprises	CEO

A lifelong entrepreneur, Kurt Nauck has formed a number of small businesses since his high school days. Eschewing the career paths typically followed by others, he prefers to develop enterprises in niche fields and areas of personal interest. It was the unique opportunity and specialized technologies developed by Clarity that led him to invest in this company and serve as a Director of the Board of Clarity Consulting. Kurt is the founder of Nauck's Vintage Records – the world's largest concern dealing in sound recordings from 1890-1960. He is the founder of Texas Ready – providing turn-key solutions for persons wishing to achieve food independence. Kurt is also the founder of Wildlife on Wheels – a traveling educational program in the greater Houston area (now owned and operated by the Houston Museum of Natural Science), and the founder of the Museum District Antique Dealers Association (MDADA)

Name
Birgit Kamps

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2008	Present	Hire University LLC	President
10/01/2019	Present	Blindspots® Podcast	CEO

Birgit's professional experience includes starting and selling HireSynercy, and "Inc. 500 Fastest Growing Private Company" and a "Best Company to Work for in Texas". She is currently the President of Hire Universe LLC, a leadership consulting practice, and serves as a Board Member with various companies. Birgit graduated from the UH Bauer School of Business, and is an active mentor at the University of Houston's Wolff Center for Entrepreneurship. In addition, Birgit is the host of the CEO Blindspots® Podcast which was recognized for having the "biggest listener growth" in the USA by 733%, and most recently for having the "top 1.5% global ranking" in its category; https://ceoblindspots.com/podcast/ LinkedIn: https://www.linkedin.com/in/birgitkamps/

Name
Paul Williams

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2018	Present	Clarity Consulting Corporation	Chief Technology Officer

Paul Williams is a subject-matter expert in multiple fields of technology, including cyber security, cryptography, artificial intelligence, ultra-high-speed databases, professional software development, software quality test engineering, electronics, communications, mechanical engineering, weapons development and multiple defense related technologies. Paul holds several cyber security industry certifications: CISSP, Security+. Paul is currently a Director of the Board of Clarity Consulting. LinkedIn: https://www.linkedin.com/in/pwilliams957/

Name
Steve Tullos

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2022	Present	Created Unlimited	Owner
02/01/2022	02/28/2023	Cold River Contracting	Chief Operating Officer
10/01/2020	01/29/2022	Starter Homes of Texas	Operations Manager
03/02/2021	Present	Clarity Consulting Corporation	Director

Mr. Steve "Matt" Tullos is a consultant and partner with Created Unlimited, a business and personal growth coaching company based out of The Woodlands, Texas, Secretary / Treasurer of the Board of Mobilize Montgomery, and a Director of the Board of Clarity Consulting. Matt has 23 years' experience in management, 25 years in marketing, 13 years in public education, and has started and owned several companies including his most recent manufacturing business in the musical instrument industry whose products are sold globally. He has followed his passion as a visionary, educator, and entrepreneur since he graduated from high school in 1996. Matt is an exceptionally deep ponderous thinker who regularly finds cost-effective solutions to an array of substantial problems in areas where most others were not even aware there was an issue. LinkedIn: https://www.linkedin.com/in/tulloscreate/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Brian Desilets

Securities:	4,080,183
Class:	Common Shares
Voting Power:	32.9%

Paul Williams

Securities:	3,965,181
Class:	Common Shares
Voting Power:	32.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Company: Clarity Consulting Corporation (CCC) is a Texas-based C Corporation. The Company was founded in 2011 as DeepWaters Bookkeeping, LLC and then became TXMGMT Consulting, LLC. On June 1, 2018, the name was changed to Clarity Consulting Corporation and switched from a Limited Liability Company to a C-Corporation. During the first years of its existence, the Company provided financial consulting for governmental agencies and offered business turnaround consulting services for corporate customers in the greater Houston area. In 2018, we recast our Company as Clarity Consulting Corporation in order to herald our new focus on high-impact, high-quality business profitability and efficiency optimization consulting services for customers nationwide. In April 2018, services were expanded to include business optimization, human capital and cyber security product development and consulting services. CCC has substantial experience and capabilities in all aspects of enterprise and advanced cyber security consulting services. These include architectural design-level services, expedient and prosecutable incident response services, advanced physical security penetration and risk assessment, behavioral security assessment, and business process engineering. The Company also provides security-based education, training and R&D, all of which are broadly available to clients in both the public and the private sectors. Intellectual Property: Clarity currently owns three key technologies that are foundational in providing the services and expertise we offer to our clients. However, Clarity's current focus is on developing the cornerstone of our suite of software products; that being Constant Guardian® - a cyber security technology for Industrial Control Systems (ICS) with multiple applications for Enterprise IT networks as well. Further development and marketing of this technology will be critical to our future success as we seek to capture market share from our competitors. Market Opportunity: According to data published by Fortune Business Insights, the global cyber security market was valued at USD 139.77 billion in 2021 and is projected to grow from USD 155.83 billion in 2022 to USD 376.32 billion by 2029, at a CAGR (compound annual growth rate) of 13.4% during the forecast period. Specifically, the Operational Technology (OT) cybersecurity market will more than double in less than five years. According to a July 2022 report from MarketsandMarkets, the operational technology security market is estimated at USD 15.5 billion and will maintain a compound annual growth rate of 15.8% from 2022 to 2027 to reach USD 32.4 billion. Notably, that growth puts the OT security market on track to outpace the projected 13.4% CAGR for the broader cybersecurity market from 2022 to 2029. Our goal is to use our strengths in Research & Development to be a national provider of cyber security product solutions for the Fortune 1000 that allows our clients to effectively reengineer their information technology networks and facilities to improve cyber security, reduce costs, provide measurable improvements in return on investment (ROI), and create operational efficiencies that positively and profitably impact their organizations at all levels. Clarity estimates that our flagship product, Constant Guardian® ICS Edition, could generate upwards of $90 million in product sales and licensing revenues within the first five years and upwards of $1 billion in ten years. Additional editions of Constant Guardian® would likely increase the revenues. Business Strategies: In order to capitalize on existing market opportunity and realize our stated goal, Clarity intends to vigorously pursue the following strategies, listed here in order of priority: • Pursue the Development of Our Proprietary Technologies: The Company seeks to leverage the career experience of its leadership team to fully develop, license, manufacture and sell a number of new industry-leading technical products beginning with Constant Guardian® ICS Edition. These efforts may substantially and positively affect Clarity's EBITDA (earnings before interest, taxes, depreciation and amortization) as early as 2025, increasing potential returns for Shareholders as the Company positions itself for either a public offering or other liquidity event. • Offer a Full Complement of Security-Focused Professional Services and Solutions: The Company intends to expand its range of services by leveraging existing relationships, establishing strategic alliances and marketing partnerships with a wide range of organizations that provide dissimilar but complementary offerings, by ramping up its internal R&D efforts to further develop its existing proprietary intellectual security assets, by creating new intellectual property assets (which may be licensed or directly sold); by creating a targeted suite of training programs and seminars, and by deepening its brain trust through qualified hires of key personnel. • Focus on High-Margin, High-Growth Opportunities: The Company intends to pursue higher value-added projects and business markets which provide opportunities to grow revenue and operating margins by leveraging our senior executive team's sterling national and international contacts. CCC believes that there is significant demand to utilize its services both nationally and internationally by a growing constituency of existing and prospective clients with multi-national and/or international operations. Personnel: CCC initially operated with three members of the executive team in the greater Houston area as the employees of the Company. We have since expanded by five people to support our accounting consultancy practice and three people to support our cybersecurity efforts. Additionally, the Company maintains an established independent contractor relationship with a number of key personnel who are available when the funds are in place to move forward with the aforementioned strategies.

Clarity Consulting Corporation currently has 9 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Clarity Consulting Corporation speculative or risky:**

   1. Market Competition and Fragmentation The cybersecurity industry is characterized by a high degree of fragmentation, with thousands of companies operating within narrowly defined niches. This fragmentation creates a highly competitive landscape where many firms, often small and specialized, vie for market share within specific segments of cybersecurity. For the Company, this can mean facing significant challenges in capturing and maintaining its market position. Established competitors with deep expertise and strong brand recognition in particular areas of cybersecurity can present formidable barriers to entry. These companies may have more substantial resources, more extensive customer bases, and longer track records of proven solutions, making it difficult for CCC to differentiate itself and attract new clients. Additionally, the specialized nature of many competitors allows them to focus intensely on their specific areas of expertise, offering tailored and potentially more effective solutions to clients compared to CCC's broader, multidisciplinary approach. This intense competition requires CCC to continuously innovate and provide superior value propositions to avoid being overshadowed by more established and focused firms. As the market evolves and new players enter, maintaining a competitive edge will demand significant investments in research and development, marketing, and customer relationship management, further intensifying the challenges of operating in such a fragmented industry.
   2. Execution Risk in Technology Development Clarity Consulting Corporation (CCC) faces significant execution risks associated with its strategy, which heavily relies on the successful development, marketing, and deployment of its proprietary technology, Constant Guardian®. This technology is pivotal to CCC's market differentiation and future growth prospects. However, the path from development to market has potential challenges. Delays in the development process, whether due to unforeseen technical difficulties, resource constraints, or project management issues, could push back critical milestones and delay the expansion of Constant Guardian® to the market. Such delays not only defer potential revenue streams but also allow competitors to advance and potentially capture market share that CCC aims to secure. Furthermore, technical challenges during the development phase could lead to increased costs, necessitating additional time and resources to address and resolve these issues.

There is also the risk of the technology not meeting market expectations or failing to perform as intended, which could result in reputational damage and loss of customer trust. Effective marketing and deployment are equally crucial; inadequate market penetration strategies or failure to effectively communicate the unique value proposition of Constant Guardian® could hinder its adoption by target customers. Collectively, these risks underline the critical importance of meticulous planning, robust project management, and adaptive strategies to navigate the complexities of technology development and ensure the successful realization of CCC's ambitious growth objectives.

3. Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. We have additional United States and foreign patent applications pending. We cannot predict whether such pending patent applications will result in issued patents, and if they do, whether such patents will effectively protect our intellectual property. The intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

4. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

5. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

6. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

7. Technological Risk: We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. Our technology may underperform the technology utilized by our competitors.

8. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

9. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

10. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

11. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

12. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities*

regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

13. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

14. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

15. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

16. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

17. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the

Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

18. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Clarity Consulting Corporation ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,235,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The vast majority of the funds generated through this raise (almost 80%) will be used to progress the development and operations of Constant Guardian as we scale. The remainder of the funds will go towards business development and marketing of Constant Guardian, in addition to legal, administrative and management costs. Development would be allocated 58% of the max raise. Operations would be allocated 15% of the max raise. Compensation for managers would be allocated 5% of the max raise. Equipment would be allocated 5% of the max raise. Business Development/Marketing would be allocated 5% of the max raise. Legal would be allocated 4% 0f the max raise. Administrative would be allocated 3.1% of the max raise.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$60,515
Compensation for managers	$500	$61,750
Development	$5,800	$716,300
Operations	$1,500	$185,250
Equipment	$500	$61,750
Business Development /Marketing	$500	$61,750
Legal	$400	$49,400
Administrative	$310	$38,286
Total Use of Proceeds	**$10,000**	**$1,235,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Clarity Consulting Corporation must agree that a transfer agent, which keeps records of our outstanding Common Shares (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1.45 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Shares	20,000,000	12,369,973	Yes	Each outstanding share entitled to vote shall be entitled to one (1) vote upon each matter submitted to a vote at the meeting of Shareholders.

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   ▪ **additional issuances of securities,**

   ▪ **issuer repurchases of securities,**

   ▪ **a sale of the issuer or of assets of the issuer or**

   ▪ **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common [stock/units], if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Allied Financial
Amount Outstanding:	$36,162
Interest Rate:	11.1%
Maturity Date:	December 2, 2029
Other Material Terms:	$751.63 Monthly Auto Loan Payment

25. **What other exempt offerings has Clarity Consulting Corporation conducted within the past three years?**

Date of Offering:	2023-06-27
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$267,000
Use of Proceeds:	80% - Research and Development 8% - Equipment 6% - Legal 3% - Business Development 3% - Rent

Date of Offering:	2022-04-28
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$75,000
Use of Proceeds:	28% - Patent Attorney 72% - Research and Development

Date of Offering:	2023-03-27
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$180,000
Use of Proceeds:	80% - Research and Development 8% - Equipment 6% - Legal 3% - Business Development 3% - Rent

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Paul Williams	Chief Technology Officer	Related Party Loan	$50,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    CCC started as a financial services firm. In 2018, a cybersecurity division was established to jumpstart the development of Constant Guardian, our product to protect critical infrastructure. The revenues from the past two years are primarily generated by the financial services side of the business, while the losses generated are exclusively due to the development of Constant Guardian. Results of operations: Revenue for the year ended December 31, 2023 increased by $93,132 to $573,590, as compared to $480,458 reported for the year ended December 31, 2022. Operating expenses for the year ended December 31, 2023 increased by $285,011 to $770,726, as compared to $485,715 reported for the year ended December 31, 2022. Net Loss for the year ended December 31, 2023 increased by $192,084 to $197,340, as compared to $5,256 reported for the year ended December 31, 2022. Liquidity and Capital resources: As of June 17, 2024, the Company had a cash balance of $43,565. On December 31, 2023, the Company had cash and cash equivalents of $75,856 and working capital of $13,534 as compared to cash and cash equivalents of $3,619 and negative working capital of $101,126 on December 31, 2022. Paul Williams, Chief Technology Officer of Clarity Consulting Corporation, has a loan from the company in the amount of $50,000. The loan was dated July 13, 2022 and has an interest rate in the amount of 2.75%. Interest did not begin accruing until October 11, 2022. The 506 (b) offering dated June 27, 2023 raised a total of $267,000. $135,000 of the total raise came in the year 2024.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**
      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

      If Yes to any of the above, explain:

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Clarity Consulting Corporation answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.theclaritycorp.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.